

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-mail
Billy C. Duvall
Senior Vice President,
Chief Financial Officer and Treasurer
HopFed Bancorp, Inc.
4155 Lafayette Road
Hopkinsville, Kentucky 42240

      Re: **HopFed Bancorp, Inc.**
             Supplemental Soliciting Materials on Schedule 14A
             Filed April 19, 2013
             File No. 000-23667

Dear Mr. Duvall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supplemental Soliciting Materials Filed on April 19, 2013

1.   Please revise all future soliciting material to refrain from making statements that could be viewed as impugning the character of other parties, as contemplated by Rule 14a-9. For example, in future filings, refrain from making statements claiming that the Stilwell Group's correspondence to shareholders is "filled with misleading half-truths and foolish commitments".

2.   Under the penultimate bullet point, you state that utilizing your excess capital to acquire Sumner Bank & Trust is expected to enhance your earnings per share and future book value per share "much more than a hypothetical share repurchase utilizing a comparable amount of capital." Please revise your disclosure to provide support for this assertion.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
        Edward B. Crosland, Jr., Esq.